File No. 82-2683

Wolters Kluwer

07022154

RECEIVED

2007 APR -4 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

SUPPL

Wolters Kluwer in Exclusive Talks with Bridgepoint on Sale of Education Division

Amsterdam (March 23, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced that the company is in exclusive talks with Bridgepoint Capital Limited with respect to the divestment of its Education division. Wolters Kluwer and Bridgepoint are working towards reaching an agreement. Parties expect to reach a purchase price for the division of between €750-€775 million. Any transaction is subject to approval by regulatory bodies as well as consultation with employee representatives.

Wolters Kluwer announced on March 16 that, as an outcome of the strategic review initiated in September 2006, it would pursue a divestment of the Education activities as the preferred option. Bridgepoint is a major private equity fund, with a track record of investing in European businesses.

Wolters Kluwer Education, with revenues of €316 million and approximately 1,450 employees, holds leading positions in primary, secondary, and vocational education in seven European countries - the Netherlands (Wolters-Noordhoff), Sweden (Liber), the United Kingdom (Nelson Thornes), Germany (Bildungsverlag EINS, digital spirit), Belgium (Wolters Plantyn), Austria (Jugend & Volk), and Hungary (Műszaki Kiadó).

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

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